Exhibit (a)(4)

May 15, 2009

To: Eligible Employee

Subject: Offer to Purchase Certain Outstanding Employee Stock Options for Cash

An e-mail was delivered to you earlier today announcing that Ikanos Communications, Inc. (the “Company”) is offering to purchase for cash certain outstanding employee stock options (the “Offer”) with per-share exercise prices exceeding $3.50. The terms and conditions of the Offer are described in the Offering Documents that were attached to the previous e-mail. The Offering Documents and the Schedule TO were filed with the Securities and Exchange Commission earlier today and are available on the SEC’s website at www.sec.gov.

In connection with the Offer, attached to this e-mail are: (1) your Personnel Summary, (2) Letter of Transmittal, and (3) a Withdrawal Notice. The Personnel Summary provides the status of all of your currently outstanding employee stock options that are eligible for participation in the Offer. If you desire to tender your eligible options in the Offer, you must complete and submit the Letter of Transmittal in accordance with the instructions set forth in the Offering Documents. If you decide to withdraw a previously submitted Transmittal Form, you will need to complete and submit a Withdrawal Notice in accordance with the instructions set forth in the Offering Documents.

Unless extended by the Company, the Offer will expire at 8:59 p.m., on June 12, 2009, and all Transmittal Forms must be tendered by that time.

The Company makes no recommendation as to whether or not you should participate in the Offer. The decision to participate in the Offer is an individual one that should be based on a variety of factors, and you should consult with your personal advisors about your financial or tax situation.

If you have any questions regarding the Offer or the Offering Documents, please contact me by email at bmott@ikanos.com or by telephone at (510) 438-5360.

Sincerely,

Bonnie Mott

Investor Relations Manager and Equity Administrator

Ikanos Communications, Inc.